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                                                                    EXHIBIT 99.1
[VIVENDI UNIVERSAL LOGO]



               VIVENDI UNIVERSAL ANNOUNCES THE SALE OF FIXED-LINE
                          TELECOMMUNICATIONS IN HUNGARY


PARIS, MAY 13, 2003 - Vivendi Universal (PARIS BOURSE: EX FP; NYSE:V) today announced the conclusion of an agreement on the disposal of its fixed-line telephony activities in Hungary (Vivendi Telecom Hungary) to a consortium led by AIG Emerging Europe Infrastructure Fund and GMT Communications Partners Ltd.

The amount of the transaction is E325 million in enterprise value. It will immediately lower Vivendi Universal's debt by E315 million.



IMPORTANT DISCLAIMER:

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AND BUSINESS STRATEGY AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT VIVENDI UNIVERSAL WILL NOT BE ABLE TO OBTAIN THE REGULATORY, COMPETITION OR OTHER APPROVALS NECESSARY TO FINALIZE THE TRANSACTION DESCRIBED ABOVE; THAT THE REDUCTION OF VIVENDI UNIVERSAL'S INDEBTEDNESS EXPECTED TO BE REACHED AS A RESULT OF THE DISPOSAL DESCRIBED ABOVE WILL NOT MATERIALIZE IN THE TIMING OR MANNER SO DESCRIBED; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE FRENCH COMMISSION DES OPERATIONS DE BOURSE. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV OR DIRECTLY FROM VIVENDI UNIVERSAL. VIVENDI UNIVERSAL DOES NOT UNDERTAKE, NOR HAS ANY OBLIGATION, TO PROVIDE UPDATES OR TO REVISE ANY FORWARD-LOOKING STATEMENTS.



CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086